UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

TSINGDA EEDU CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-52347	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

No. 0620, Yongleyingshiwenhuanan Rd., Yongledian Town, Tongzhou District, Beijing, PR China	101105
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On December 19, 2012, Mr. Norm Klein resigned from the Board of Directors (the “Board”) of Tsingda eEdu Corporation. (the “Company”) to focus on other business activities. Mr. Klein did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

 On the same day, Mr. David Bolocan resigned from the Board of the Company to focus on other business activities. Mr. Bolocan did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

TSINGDA EEDU CORPORATION

Date: January 10, 2013	By:	/s/ Mr. Zhang Hui
Mr. Zhang Hui President and Chief Executive Officer